FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, August 29, 2019

Mr. Joaquín Cortéz H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Superintendence, and as duly authorized on behalf of Enel Generación Chile S.A. (the “Company”), I hereby inform you of a significant event, that today the Board of Directors of the Company agreed on an operation between related parties consisting of buying and acquiring from Enel Chile S.A. its 2.63% ownership stake in Gasatacama Chile S.A. Through this operation, the vertical merger of the Company with Gasatacama Chile S.A. would occur by obtaining 100% of the shares of Gasatacama Chile S.A.

The purpose of the operation is to reorganize and simplify the corporate structure of the entities that comprise the GasAtacama Group and all subsidiaries of the Company, which would generate corporate and operational efficiencies for the Company. The proposed merger does not have a significant economic-financial effect on the results and financial situation of the Company, considering the high degree of shareholding that the Company has in the aforementioned subsidiary, but it will have a positive effect in operational and corporate terms by simplifying the current organizational structure.

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:   Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander –Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: August 30, 2019